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                                January 31, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

                  Re:   Heritage Income Trust
                        File Nos. 33-30361; 811-5853
                        Post-Effective Amendment No. 23
                        -------------------------------

Ladies and Gentlemen:

      We have acted as counsel to Heritage Series Trust ("Trust") in connection with the preparation of Post-Effective Amendment No. 23 to the Trust's Registration Statement on Form N-1A (the "Amendment"), and we have reviewed a copy of the Amendment being filed with the Securities and Exchange Commission.

      Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

                                 Very truly yours,

                                 /s/ Kirkpatrick & Lockhart Nicholson Graham LLP

                                 Kirkpatrick & Lockhart Nicholson Graham LLP